OHIO · KENTUCKY · INDIANA · TENNESSEE

Neil Ganulin

(513) 651-6882

NGANULIN@FBTLAW.COM

November 18, 2005

Via Edgar and Facsimile ((202) 772-9203)

Daniel F. Duchovny, Esq.

Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance—Office of Mergers and Acquisitions

Washington, D.C. 20549-0303

Re:	First Financial Bancorp.
Schedule TO-C filed November 2, 2005
Schedule TO-I filed November 3, 2005
File No. 005-39011

Dear Mr. Duchovny:

On behalf of First Financial Bancorp. (the “Company”), we hereby submit for your consideration responses to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) received on November 9, 2005 regarding the Company’s Schedule TO-I and referenced Exhibits, which were filed on November 3, 2005.

As part of its response to the Staff’s comments, the Company has filed an Amendment to the Schedule TO-I (together with all referenced Exhibits, the “Amendment”). With a copy of the faxed letter, we are submitting for your convenience a copy of the Amendment, which contains cross-references to the Staff’s comments.

Response to Staff Comments

Schedule TO-I

Exhibits

1.	Comment:	Please file as an exhibit the line of credit agreement you entered into on September 9, 2005. Refer to Item 1016(b) of Regulation M-A.

2200 PNC Center, 201 East Fifth Street	Cincinnati, Ohio 45202-4182	(513) 651-6800 • (513) 651-6981 fax	www.frostbrowntodd.com

Daniel F. Duchovny, Esq.

November 18, 2005

	Response:	Pursuant to the Staff’s request, the Company has filed as part of the Amendment the Revolving Credit Agreement, dated September 9, 2005, by and between the Company and SunTrust Bank, as Administrative Agent (the “Credit Agreement”). See Exhibit (b) to the Amendment and numbered change 9 under Item 12 of the Amendment. Additionally, the Company has amended Item 12(b) on Page 3 and the reference to Exhibit (b) in the Exhibit Index of the Schedule TO-I to replace the phrase “Not applicable” with a reference to the Credit Agreement. See numbered change (8) under Item 12 of the Amendment.

Offer to Purchase

Cover Page

2.	Comment:	Because the offer expires at 5:00 p.m. instead of midnight on what is the twentieth business day following commencement, it appears that the offer is open for less than the full twenty business days. Please make the necessary revisions in the offer document, letter of transmittal and related documents to comply with Rule 13e4-(f)(1)(i). See Question and Answer 8 in Exchange Act Release No. 16623 (March 5, 1980).

	Response:	The Company has extended the expiration of the offer from 5:00 p.m. on December 2, 2005 to 12:00 Midnight on December 2, 2005 and, as noted in Amendment, the Offer to Purchase, Letter of Transmittal and related documents have been amended throughout to reflect the new expiration time. See numbered changes (1) through (7) and (19) through (21) under Items 1 Through 11 and numbered changes (1) through (7) under Item 12 of the Amendment. Furthermore, on November 18, 2005, the Company issued a press release announcing the change. A copy of the press release is filed as Exhibit (a)(5)(vi) to the Amendment.

The Tender Offer

Source and Amount of Funds, page 24

3.	Comment:	Please disclose the current effective federal funds rate that serves as the base for the interest rate in your line of credit.

	Response:	The Company has supplemented the third paragraph of Section 9 on Page 25 of the Offer to Purchase to disclose the current effective funds rate of 3.99% as the base for the interest rate under the Credit Agreement. See numbered change (8) under Items 1 Through 11 of the Amendment.

Daniel F. Duchovny, Esq.

November 18, 2005

Unaudited Pro Forma Financial Information, page 26

4.	Comment:	Please explain the adjustments made to your historical results to arrive at the pro forma information in footnotes or introductory language.

	Response:	The Company has supplemented the information on pages 28 and 30 of the Offer to Purchase to explain the adjustments made to its historical financial results in order to arrive at the pro forma information set forth in the Offer to Purchase. See numbered changes (10) and (12) under Items 1 Through 11 of the Amendment.

5.	Comment:	We note you have incorporated by reference the financial information required by Item 1010(a) of the Regulation M-A and have provided the summary information required by Item 1010(c). Please provide the ratio of earnings to fixed charges required by Item 1010(c)(4).

	Response:	The Company has supplemented the tables on Pages 27 and 29 of the Offer to Purchase to add a calculation of its ratio of earnings to fixed charges, as calculated pursuant to Item 503(d) of Regulation S-K. See numbered changes (9) and (11) under Items 1 Through 11 of the Amendment.

Additional Information About Us, page 30

6.	Comment:	Revise your disclosure to reflect the new address of the SEC at Station Place, 100 F Street, N.E., Washington, D.C. 20549.

	Response:	The Company has amended the paragraph entitled “Additional Information About Us” on Page 26 of the Offer to Purchase to reflect the SEC’s new address at Station Place, 100 F Street, N.E., Washington, D.C. 20549. See numbered changes (13) and (14) under Items 1 Through 11 of the Amendment.

Interest of Directors and Executive Officers, page 31

7.	Comment:	Please disclose the beneficial owner of the shares held of record by First Financial Bank, N.A. as trustee.

	Response:	The Company has supplemented the second paragraph of Section 11 on Page 31 and footnote 1 on Page 33 of the Offer to Purchase to disclose that, to the Company’s knowledge, no person or entity is the beneficial owner of more than 5% of the Company’s shares through First Financial Bank, National Association acting in its fiduciary capacity as trustee under various agreements. The Company is required to qualify its disclosure of beneficial ownership of shares held by First Financial Bank, as trustee, because the Bank’s independence and privacy concerns preclude the Company from definitively confirming such information. Additionally, footnote 1 on page 33 has been further supplemented to

Daniel F. Duchovny, Esq.

November 18, 2005

explain that, as trustee, First Financial Bank, National Association acts independently with respect to all investment decisions related to the shares it owns in its capacity as trustee. Furthermore, footnote (1) has been supplemented to disclose that 1,031,377 of the shares owned by First Financial Bank, National Association, as trustee, are shares held in the Company’s 401(k) Plan. See numbered changes (15) and (16) under Items 1 Through 11 of the Amendment.

8.	Comment:	With respect to your disclosure under the caption “Recent Securities Transactions” (page 34), please tell us why you need to qualify your disclosure “to the best of your knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifier. Please also apply this comment to the disclosure under the caption “Agreements, Arrangements or Understanding” (page 35).

	Response:	The Company has amended Section 11 on Pages 34 and 35 of the Offer to Purchase to remove the phrase “to the best of our knowledge” from such Section. See numbered changes (17) and (18) under Items 1 Through 11 of the Amendment.

Letter of Transmittal

9.	Comment:	We note that beginning on page 7 of the Letter of Transmittal you require tendering security holders to certify that they “understand” certain specific terms of the offer. The form improperly asks security holders to certify that they “understand” the terms of the offer. Please revise to delete that requirement. Alternatively, amend the form to include a legend in bold typeface that indicates the bidder does not view the certification made by security holders that they understand the offer materials as a waiver of liability and that the bidder promises not to assert that this provision constitutes a waiver of liability.

	Response:	The Company has supplemented Page 14 of the Letter of Transmittal to add the following legend in bold typeface:

FIRST FINANCIAL HEREBY ACKNOWLEDGES THAT NO CERTIFICATIONS MADE BY A SHAREHOLDER IN THIS LETTER OF TRANSMITTAL CONCERNING SUCH SHAREHOLDER’S UNDERSTANDING OF THE TERMS OF THE TENDER OFFER SHALL BE VIEWED AS A WAIVER OF FIRST FINANCIAL’S LIABILITY AND FIRST FINANCIAL SHALL NOT ASSERT THAT ANY SUCH CERTIFICATION CONSTITUTES SUCH A WAIVER.

Daniel F. Duchovny, Esq.

November 18, 2005

See numbered change (22) under Items 1 Through 11 of the Amendment.

Closing Comments

As requested by the Staff, we hereby acknowledge on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO-C and the Schedule TO-I, as amended;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the Schedule TO-C or the Schedule TO-I, as amended; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (513) 651-6882 or nganulin@fbtlaw.com, or First Financial’s General Counsel, Greg Gehlmann, at (513) 867-4709 or greg.gehlmann@ffbc-oh.com, if you have any questions or comments regarding this submission.

Very truly yours,

FROST BROWN TODD LLC

By:	/s/ Neil Ganulin
Neil Ganulin

NG:cmb

Enclosures

cc:	Pam Carmody, Esq.
Gregory A. Gehlmann, Esq., General Counsel
J. Franklin Hall, Chief Financial Officer